Exhibit-99.28(m)(ii)

APPENDIX A

THIS APPENDIX A, amended as of September 1, 2010, is Appendix A to that certain Shareholder Servicing Plan of the Old Westbury Funds, Inc.

SHAREHOLDER SERVICING FEES

Portfolios	Maximum Annual Shareholder Servicing Fee*

Fixed Income Fund	0.2%

Global Small & Mid Cap Fund	0.2%

Non-U.S. Large Cap Fund	0.2%

U.S. Large Cap Fund	0.2%

Global Opportunities Fund	0.2%

Municipal Bond Fund	0.2%

Real Return Fund	0.2%

* Annual fees payable to BTNA are expressed as a percentage of the average daily net asset value of the shares of the particular Portfolio beneficially owned by or attributable to clients of BTNA and any Shareholder Sub-Servicing Agents.